SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 7, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

DISTRIBUCION Y SERVICIO D&S S.A. (THE “COMPANY”)
REPORT ON FORM 6-K

TABLE OF CONTENTS

(1)	A free English translation from Spanish of a filing by the Company with the Chilean Superintendencia de Valores y Seguros (the “SVS”) relating to the Company’s general shareholders meeting;

(2)	A free English translation from Spanish of a letter, dated April 30, 2003, from the SVS to the Company, including three attached newspaper articles referred to in such letter;

(3)	A free English translation from Spanish of a letter, dated May 5, 2003, from the Company to the SVS responding to item (2) above;

(4)	A free English translation from Spanish of a filing by the Company with the SVS relating to the payment by the Company of a dividend to its shareholders; and

(5)	A free English translation from Spanish of a newspaper advertisement announcing the dividend payment referred to in (4) above.

Santiago, April 30, 2003.-

Mr.
Arie Gelfenstein F.
Manager of Brokers Exchange — Stock Exchange
Valparaíso Stock Exchange
Av. Prat # 798
VALPARAISO.

Ref.: Registry N° 0593 in the Stock Exchange Registration
Reports Relevant Event

Dear Sir:

     In compliance with the ninth section and second clause of the tenth section of Law number 18.045 and General Regulation number 30 issued by the Superintendence of Securities and Insurance, I hereby report to you the following:

1.	During the Extraordinary Meeting of Shareholders of the company that was held on the 29th of April of this year, it was agreed to modify its by laws and increasing from seven to nine directors.

During the same Extraordinary Meeting, the Board of Directors was revoked, and the following new Board of Directors was appointed.

Mr. Felipe Ibáñez Scott; Mr. Manuel Ibáñez Ojeda; Mr. Fernando Larraín Cruzat; Mr. Enrique Barros Bourie; Mr. Hans Eben Oyanedel; Mr. Jonny Kulka Fraenkel;

Mr. Gonzalo Eguiguren Correa; Mr. Rodrigo Cruz Matta; and, Mr. Nicolás Ibáñez Scott.

In view of the fact that the change of by laws does not produce any effects while it is not duly authenticated, the first seven directors previously mentioned will initiate their duties immediately and the remaining two directors will initiate their duties as soon as all formalities related to the change are complied with.

I would also like to bring to you attention that Mr. Fernando Larraín Cruzat was elected with the votes of ADR holders’ representative, Morgan Guaranty Trust Company, and the representative of the stock that is traded in the Madrid Stock Exchange, Latibex market. In reference to a few of the other directors, they were elected in part with the votes of controlling shareholders, and in part with the votes of other shareholders.

2.	The company’s Board of Directors, during its 214th meeting that was held yesterday, approved among others, the agreement to appoint the members of the Directors’ Committee that clause 50 bis makes reference to. The members appointed for such committee are Mr. Fernando Larraín Cruzat as independent, and Mr. Gonzalo Eguiguren Correa and Mr. Rodrigo Cruz Matta.

I would like to bring to you attention that I am expressly empowered to notify this information.

Cordially yours,

CRISTOBAL LIRA IBAÑEZ

CEO
Distribución y Servicio D&S S.A.

Arie Gelfenstein F.
Manager of Brokers Exchange — Stock Exchange
Valparaíso Stock Exchange
Av. Prat # 798
VALPARAISO.

Juan Carlos Spencer O.
General Manager
Electronic Stock Exchange of Chile
Stock Exchange
Huérfanos # 770, 14° Floor

José Martínez Z.
Santiago Stock Exchange
La Bolsa Street# 64

Alvaro Clarke de la Cerda
Superintendence of Securities and Insurance
Av. Bernardo O’Higgins N° 1449, 9° Floor
Santiago

Superintendency of Securities and Insurance
Ord.: 03113 of April 30, 2003.
Previous documents.: None
Ref.: Material Event of January 02, 2003.

FROM:	Deputy Superintendent of Securities and Insurance
TO:	Chief Executive Officer Distribución y Servicio D&S S.A.

In connection with material event reported to this Superintendency on January 2 of the current year, by which it was informed that the Argentine company Disco, would attempt to apply the Argentinean regulations that allow payment of US Dollar denominated obligations to be effected in their equivalent nominal value in argentine pesos, which would imply for D&S the partial recovery of US$38 million out of the total amount of US$90 million due by the Argentinian company, and further considering that next Friday May 2nd corresponds to the maturity date for the aforesaid payment; and finally in the light of information released by the press and published in “El Mercurio”, “Diario Financiero” and “La Segunda” newspapers, this Superintendency kindly requests information on the following:

1.-	Actions undertaken for the recovery of the total amount due.

2.-	An estimate of the financial impact caused by failure to recover either the full amount or a portion of the total debt.

3.-	Any additional information that may be deemed relevant by the Company.

The information requested above shall be sent to this Superintendency with copies to the Stock Exchanges where D&S stock is traded within the term of one business day counting from the date this letter is received, and the Company shall explicitly mention such date and number of this letter oficio in its response letter.

Yours sincerely,

Lucía Canales Lardiez
Deputy Superintendent of Securities
By order of the Superintendent

Supermarkets:

D&S places the selling of Santa Isabel at risk.

The company looks into legal action for the partial payment made by Ahold, which in turn would stop Jumbo’s transaction.

By Andrea Sierra.

It is very clear to D&S that Disco must pay them 100% of the US$90 million that it owes them.

The company, linked to the Ibañez family, will not accept for the Argentinean company that is property of the multinational company Ahold, to convert the amount that is due this Friday into pesos. It will do everything that is within its reach in order to achieve such non acceptance, convinced that it is not applicable to apply Argentinean laws in a transaction that involves the guarantee of a multinational company whose head office is abroad.

High level sources indicated that D&S is studying the option to present a “Pauli principle” right of action before the courts in Chile or Holland, which will stop the disposal of any of Ahold’s assets until it pays off the debt it incurred in 1999, when it bought the operation of its ten Ekonos in Argentina.

This will have a direct effect on Jumbo, who is working on the last details for the acquisition of 100% of Santa Isabel in Chile, which belongs to Ahold.

Such sources explained that as soon as Jumbo closes the acquisition of Santa Isabel, which could happen in the month of May, D&S would file its petition before the courts.

If the legal petition is recognized , the buyer, Jumbo, would be compelled to return the assets acquired from Ahold , under the premise that the equity capital of the multinational company is spoiled with a sale, and also as a result, its payment capability.

The courts of justice would then be able to auction off the assets of Santa Isabel in Chile until enough resources are collected to pay D&S, explained such sources.

But that is not all. The Chilean supermarket chain, which manages Líder, Ekono and Almac, stands ready to file the same petition in other Latin American countries such as Peru, where Ahold also plans to dispose of its assets.

Rescheduling

But D&S, through its legal counsel attorneys Barros, Court, Correa, also prepares other legal actions in order to ensure the full payment.

It is also rescheduling its liabilities in order to deal with the lower flow that it will receive from Ahold. Therefore, while anticipating a partial payment, the company is negotiating the payment of debts for about US$ 30 million which become due between May and June in the year 2003 at a long - term.

To December of last year, total debts of D&S amounted to US$ 351 million, where, US$ 160 million of such amount were for short term.

On Friday of this week falls due the term for Disco to make payment of US$ 90 million that it owes to the Chilean company since 1999, when it bought the Ekono chain in Argentina for US$ 150 million.

In the year 2000 it paid US$ 60 million from such amount, and it committed itself to pay the balance due on the 2nd of May, 2003.

However, the Argentinean company has already announced that it will invoke the Argentinean rules for converting into pesos, that is, it will reduce the amount of the debt in dollars and as a result it will have an effect on D&S’ flows, who has always expected to receive the full amount due.

DIARIO FINANCIERO

The term for the Dutch company to pay the US$90 million expires on Friday

D&S initiates a lawsuit against Ahold, which would have an effect on the sale of Santa Isabel

Date: April 30th, 2003

The attorney of the Chilean company, Mr. Diego Peralta said that in order to get the Dutch multinational Royal Ahold to pay the US$ 90 million that it committed for the acquisition of its assets in Argentina in the year 1999, the supermarkets holding D&S initiated legal action before the ordinary courts of different jurisdictions (Holland, Chile and Argentina).

The President of the company, Mr. Felipe Ibañez, emphasized that “in the event they (Royal Ahold) fall in default, all the legal measures that are within our reach will be filed in order to defend our interests. That is arranged at different jurisdictions and we have interesting initiatives whose objectives are to achieve this task”. Among the options available, according to Peralta (from Carey & Cia.), is for the law that allows for debts in Argentina to be converted into pesos to be declared unconstitutional, thus, getting the full payment of the debt, that is if the Dutch company invokes this benefit and pays only US$ 130 million Argentinean pesos (US$ 46 million).

In reference to the effects that these measures could have on the acquisition process of Santa Isabel, whose owner is Ahold, by Cencosud, Ibañez commented that “it could have an effect on such transfer of assets, however, I wish to be clear that we do not object such transaction. If a Pauli principle is applied, it is in order to defend our own interests”. This measure authorizes one or more creditors to request for the annulment of a transaction of assets, if the debtor uses such resources to pay only to some.

Liabilities due

The company has liabilities that are due between May and June for approximately US$ 30 million, which according to D&S Finance Manager, Mr. Miguel Nuñez, they will be rescheduled in six months with Banco Santander Santiago. The first date due is the 2nd of May for US$ 20 million. After such is the September due date with Banco del Estado for US$ 25 million which will be either renegotiated or rescheduled in a different form. On the other hand is the bill of exchange for US$ 50 million that is renewed automatically within ten years.

The company’s total debt today amounts to US$ 160 million and it will see during the year if a new issuance of bonds or something additional will take place.

Likewise, during the extraordinary meeting of shareholders it was approved to include Mr. Nicolas Ibañez former CEO, and Mr. Rodrigo Cruz, Logistics Manager in the Board of Directors.

LA SEGUNDA

Debt is due this Friday

D&S initiates legal actions in order to demand the payment of US$ 90 million from Disco Ahold

Tuesday, 29th of April, 2003

The President of the company, Mr. Felipe Ibañez, said that the purpose of challenging the selling of the assets to such company is not to prevent the operation between Jumbo and Santa Isabel, but to recover the money.

D&S supermarket chain, which is the owner of Líder, Ekono and Almac, initiated a week ago legal actions in order to obtain from Disco Ahold the payment of US$ 90 million for the sale of Ekono stores in Argentina.

Such statement was made by Mr. Diego Peralta attorney at law from Carey y Cia, who represents the supermarket chain in the setting of the extraordinary meeting of shareholders of the company linked to the Ibañez family. The professional indicated that while the debt is due this Friday 2nd of May, the attorneys for D&S have already initiated legal actions because Disco Ahold has officially stated that they will convert the debt into pesos, whereby they will only pay 130 million Argentinean pesos, that is, approximately US$ 46 million.

The attorney at law remembered that in 1999 D&S sold its Ekono stores in Argentina to Disco for a total amount of US$ 150 million, where US$ 60 million were paid on closing date (May 2000) and the remaining US$ 90 million would be paid by this Friday.

Peralta indicated that during such negotiation it was agreed that the payment of the debt would be in dollars, despite possible emergency measures that the neighboring country could enact, which is the reason why it is now absolutely demandable that Disco Ahold respond for the US$ 90 million.

For such effect, the attorney said that all the required legal actions will be initiated, which could take place in different countries like Chile, Argentina, Holland and the Dutch Antilles.

Among the feasible steps to take, the possibility to turn to a court of pleas in Argentina, with a petition for the peso conversion to be pronounced as unconstitutional has been mentioned. The possibility to file a Pauli principle has also been mentioned, with which

D&S would challenge the sale of Ahold assets until the total amount of the debt is paid to D&S. While this would have an effect on the Santa Isabel and Jumbo operation, the President of the company, Mr. Felipe Ibañez, said that the objective of this type of appeal is not to impede the negotiation of Paulmann, but to recover the US$ 90 million.

Nicolás Ibañez takes office as a Director

After staying away from the company for three months, the former CEO of D&S, Mr. Nicolás Ibañez, took office as a director of the company during an extraordinary meeting of shareholders that was held today. During such meeting, the increase from seven to nine directors was also approved. Mr. Rodrigo Cruz Matta who has been with the company for a long time and is currently Logistics Manager was also elected. The other seven directors were confirmed in their position.

Santiago, May 5, 2003.

Ms.
Lucía Canales Lardiez
Deputy Superintendent Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449, floor 9
Santiago

REF.:	Letter Oficio N° 3113 of April 30, 2003 Securities Register N° 0593.

Of our consideration:

Regarding your letter oficio N° 3113, dated last April 30, received on May 2nd in our offices, by which your Superintnedency requests information in connection with the three items thereby indicated, we hereby inform the following:

1.-	Actions undertaken for the recovery of the full amount of the debt:

Last May 2nd, Disco S.A. paid to Distribución y Servicio D & S S.A. (“D & S”) the amount of ARG$125,867,351.62, which is equivalent to the original amount of the debt converted into Argentine Pesos at the exchange rate of one Argentine peso per US dollar, multiplied by the adjustment factor applicable to the time elapsed, which is 1.4427.

On the other hand, the Company notified the Guarantor, Disco Ahold International Holdings N.V., the failure by Disco S.A. in complying with full payment of the amount due, demanding compliance from the Guarantor. Additionally, the Company has started legal actions both against the Guarantor, in the Netherland Antilles, as against the parent Company of the Guarantor, Royal Ahold, in the Netherlands.

Finally, as from next Wednesday, the 7th of May, the 15-day negotiating period stipulated in the stock purchase agreement begins in Argentina. During this period both parties will pursue a resolution of the difference of oppinion between the parties in connection with the applicability to this case of the Argentine ruling regarding the pesification of US dollar denominated, US dollar payable obligations.

2.-	Consideration of the financial impact resulting of the inability to partially or totally recover such amount due.

As informed, D&S received as payment an amount in Argentine pesos, which, at the current ARG$/USDollar exchange rate is equivalent to approximately half ot the total amount due. The present operating conditions and businesses of D&S lead us to the assumption that failure to comply with payment of the unpaid portion of the debt, will not materially affect financial results or operations of the Company.

3.-	Further information of relevance to the Company.

Notwithstanding the above mentioned actions, D&S is analysing all other posible alternative plans available to ensure full payment of the amount due, which will be informed to that Superintendency conveniently.

Yours sincerely,

Miguel Nuñez Sfeir
Chief Financial Officer
Distribución y Servicio D&S S.A.

Santiago, May 5, 2003.

Mr. Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Teatinos #120, 6th Floor
Santiago

Ref.: Securities Registry N°0593

Of our consideration,

The General Shareholders Meeting of Distribución y Servicio D&S S.A. was held on April 29 of 2003. During such meeting payment of a final dividend of Ch$5 (five Chilean pesos) per share to be charged to income for the fiscal year 2002 was agreed upon.

We hereby enclose copy of the notice of dividend payment published in the newspaper “El Mercurio” of Santiago on May 2nd of 2003.

Sincerely,

RICARDO MENDOZA VIVANCO
Legal Representative

c.c	Bolsa de Valores de Valparaíso Bolsa Electrónica de Chile Bolsa de Comercio de Santiago New York Stock Exchange (NYSE) Latibex — Bolsa de Madrid

DISTRIBUCIÓN Y SERVICIO D&S S.A.
(Publicly traded Company)
Securities Register N° 0593

DIVIDEND N° 35

Hereby we inform our shareholders that in general Shareholders Meeting of April 29, 2003, payment of the final dividend N°35 of Ch$5 (five Chilean pesos) per share of common stock was agreed upon, which will be distributed as from May 9 of 2003, to be charged to income for the fiscal year ended December 31 of 2002.

This dividend will be paid in checks at the offices located on Huérfanos N° 770, Floor 22, Santiago, from Monday through Friday, from 9:00 am to and 1:30 pm.

The check corresponding to the dividend will be sent by registered mail or deposited in the shareholders ´ current or savings account in accordance with their previously specified instructions.

The Company will determine and inform conveniently the amount of tax credit corresponding to shareholders for the dividend referred in this notice.

All stockholders registered in the Company Shareholders Registry as of May 3, 2003 are entitled to this dividend.

GENERAL MANAGER

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: May 7, 2003